Exhibit 99.1

Trip.com Group Limited Reports Unaudited First Quarter of 2024 Financial Results

SINGAPORE, May 20, 2024 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the first quarter of 2024.

Key Highlights for the First Quarter of 2024

•	Both domestic and international businesses maintained robust growth momentum in the first quarter of 2024

-	Domestic hotel and air bookings each increased by over 20% year over year.

-	Outbound hotel and air bookings both increased by over 100% year over year.

-	Total revenue generated from the Company’s global OTA platform, Trip.com, increased by around 80% year over year.

•	The Company delivered strong results in the first quarter of 2024

-	Net revenue for the first quarter increased by 29% compared to the same period in 2023.

-	Net income for the first quarter was RMB4.3 billion (US$599 million), compared to RMB3.4 billion for the same period in 2023.

-	Adjusted EBITDA for the first quarter was RMB4.0 billion (US$550 million). Adjusted EBITDA margin was 33%, improved from 31% for the same period in 2023.

“The year 2024 has begun with a significant increase in both domestic and outbound travel demand in China, facilitated by a more stabilized supply and further relaxation of visa requirements,” said James Liang, Executive Chairman. “Additionally, our global business has experienced robust growth, driven by our improved product offerings. We are committed to investing in product and technology innovations to deliver a superior travel experience to our users.

“We are delighted to see that our first quarter results have demonstrated the resilience of the travel market and the strong execution of our team,” said Jane Sun, Chief Executive Officer. “Recognizing the importance of creating a sustainable future, we are dedicated to generating greater value for our stakeholders by creating more job opportunities and contributing to the development of the travel industry through collaboration with our partners.”

First Quarter of 2024 Financial Results and Business Updates

For the first quarter of 2024, Trip.com Group reported net revenue of RMB11.9 billion (US$1.6 billion), representing a 29% increase from the same period in 2023. Net revenue for the first quarter of 2024 increased by 15% from the previous quarter, primarily due to seasonality.

Accommodation reservation revenue for the first quarter of 2024 was RMB4.5 billion (US$623 million), representing a 29% increase from the same period in 2023 primarily driven by an increase in accommodation reservations. Accommodation reservation revenue for the first quarter of 2024 increased by 15% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the first quarter of 2024 was RMB5.0 billion (US$692 million), representing a 20% increase from the same period in 2023 primarily driven by an increase in ticketing reservations. Transportation ticketing revenue for the first quarter of 2024 increased by 22% from the previous quarter, primarily due to seasonality.

Packaged-tour revenue for the first quarter of 2024 was RMB883 million (US$122 million), representing a 129% increase from the same period in 2023 primarily driven by an increase in packaged-tour reservations. Packaged-tour revenue for the first quarter of 2024 increased by 25% from the previous quarter, primarily due to seasonality.

Corporate travel revenue for the first quarter of 2024 was RMB511 million (US$71 million), representing a 15% increase from the same period in 2023 primarily driven by an increase in corporate travel reservations. Corporate travel revenue for the first quarter of 2024 decreased by 19% from the previous quarter, primarily due to seasonality as corporates clients generally have relatively mild traveling activities in the first quarter in light of the Chinese New Year holiday.

Cost of revenue for the first quarter of 2024 increased by 37% to RMB2.2 billion (US$310 million) from the same period in 2023 and increased by 11% from the previous quarter, which was generally in line with the increase in net revenue. Cost of revenue as a percentage of net revenue was 19% for the first quarter of 2024.

Product development expenses for the first quarter of 2024 increased by 16% to RMB3.1 billion (US$431 million) from the same period in 2023 and increased by 7% from the previous quarter, primarily due to the increase in product development personnel related expenses. Product development expenses as a percentage of net revenue was 26% for the first quarter of 2024.

Sales and marketing expenses for the first quarter of 2024 increased by 32% to RMB2.3 billion (US$320 million) from the same period in 2023 primarily due to the increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses remained relatively stable compared to the previous quarter. Sales and marketing expenses as a percentage of net revenue was 19% for the first quarter of 2024.

General and administrative expenses for the first quarter of 2024 increased by 4% to RMB931 million (US$129 million) from the same period in 2023 and increased by 7% from the previous quarter. General and administrative expenses as a percentage of net revenue was 8% for the first quarter of 2024.

Income tax expense for the first quarter of 2024 was RMB664 million (US$92 million), compared to RMB341 million for the same period in 2023 and RMB399 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and changes in valuation allowance provided for deferred tax assets.

Net income for the first quarter of 2024 was RMB4.3 billion (US$599 million), compared to RMB3.4 billion for the same period in 2023 and RMB1.3 billion for the previous quarter. Adjusted EBITDA for the first quarter of 2024 was RMB4.0 billion (US$550 million), compared to RMB2.8 billion for the same period in 2023 and RMB2.9 billion for the previous quarter. Adjusted EBITDA margin was 33% for the first quarter of 2024, compared to 31% for the same period in 2023 and 28% for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the first quarter of 2024 was RMB4.3 billion (US$597 million), compared to RMB3.4 billion for the same period in 2023 and RMB1.3 billion for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the first quarter of 2024 was RMB4.1 billion (US$561 million), compared to RMB2.1 billion for the same period in 2023 and RMB2.7 billion for the previous quarter.

Diluted earnings per ordinary share and per ADS was RMB6.38 (US$0.88) for the first quarter of 2024. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB6.00 (US$0.83) for the first quarter of 2024. Each ADS currently represents one ordinary share of the Company.

As of March 31, 2024, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB81.9 billion (US$11.3 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 8:00 PM EST on May 20, 2024 (or 8:00 AM CST on May 21, 2024) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register.vevent.com/register/BI081613f1346b45419466c3b6c9ce0001

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Trip.com Group and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2023 RMB (million)	March 31, 2024 RMB (million)	March 31, 2024 USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	43,983	44,773	6,201
Short-term investments	17,748	25,507	3,533
Accounts receivable, net	11,410	12,251	1,697
Prepayments and other current assets	15,591	17,496	2,423
Total current assets	88,732	100,027	13,854
Property, equipment and software	5,142	5,103	707
Intangible assets and land use rights	12,644	12,596	1,745
Right-of-use asset	641	627	87
Investments (Includes held to maturity time deposit and financial products of RMB15,530 million and RMB11,628 million as of December 31,2023 and March 31, 2024, respectively)	49,342	47,672	6,602
Goodwill	59,372	59,377	8,224
Other long-term assets	688	623	86
Deferred tax asset	2,576	2,481	344
Total assets	219,137	228,506	31,649
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	25,857	38,627	5,350
Accounts payable	16,459	17,736	2,456
Advances from customers	13,380	13,928	1,929
Other current liabilities	16,715	16,516	2,288
Total current liabilities	72,411	86,807	12,023
Deferred tax liability	3,825	3,608	500
Long-term debt	19,099	8,688	1,203
Long-term lease liability	477	468	65
Other long-term liabilities	319	326	45
Total liabilities	96,131	99,897	13,836
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	122,184	127,774	17,697
Non-controlling interests	822	835	116
Total shareholders’ equity	123,006	128,609	17,813
Total liabilities and shareholders’ equity	219,137	228,506	31,649

Trip.com Group Limited

Unaudited Consolidated Statements of Income

(In millions, except share and per share data)

	Quarter ended March 31, 2023 RMB (million)	Quarter ended December 31, 2023 RMB (million)	Quarter ended March 31, 2024 RMB (million)	Quarter ended March 31, 2024 USD (million)
Revenue:
Accommodation reservation	3,480	3,903	4,496	623
Transportation ticketing	4,156	4,106	5,000	692
Packaged-tour	386	704	883	122
Corporate travel	445	634	511	71
Others	744	991	1,031	143
Total revenue	9,211	10,338	11,921	1,651
Less: Sales tax and surcharges	(13)	(13)	(16)	(2)
Net revenue	9,198	10,325	11,905	1,649
Cost of revenue	(1,637)	(2,010)	(2,238)	(310)
Gross profit	7,561	8,315	9,667	1,339
Operating expenses:
Product development *	(2,674)	(2,916)	(3,109)	(431)
Sales and marketing *	(1,755)	(2,333)	(2,312)	(320)
General and administrative *	(891)	(869)	(931)	(129)
Total operating expenses	(5,320)	(6,118)	(6,352)	(880)
Income from operations	2,241	2,197	3,315	459
Interest income	441	593	592	82
Interest expense	(486)	(497)	(499)	(69)
Other income/(expense)	1,652	(903)	759	105
Income before income tax expense and equity in (loss)/income of affiliates	3,848	1,390	4,167	577
Income tax expense	(341)	(399)	(664)	(92)
Equity in (loss)/gain of affiliates	(133)	351	822	114
Net income	3,374	1,342	4,325	599
Net loss/(income) attributable to non-controlling interests	1	(45)	(13)	(2)
Net income attributable to Trip.com Group Limited	3,375	1,297	4,312	597
Earnings per ordinary share
- Basic	5.18	1.99	6.62	0.92
- Diluted	5.02	1.94	6.38	0.88
Earnings per ADS
- Basic	5.18	1.99	6.62	0.92
- Diluted	5.02	1.94	6.38	0.88
Weighted average ordinary shares outstanding
- Basic	651,849,468	652,033,082	651,349,707	651,349,707
- Diluted	672,743,729	668,332,395	675,933,592	675,933,592

* Share-based compensation included in Operating expenses above is as follows:
Product development	179	215	214	30
Sales and marketing	31	39	38	5
General and administrative	168	196	198	27

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Quarter ended March 31, 2023 RMB (million)	Quarter ended December 31, 2023 RMB (million)	Quarter ended March 31, 2024 RMB (million)	Quarter ended March 31, 2024 USD (million)
Net income	3,374	1,342	4,325	599
Less: Interest income	(441)	(593)	(592)	(82)
Add: Interest expense	486	497	499	69
Add: Other (income)/expense	(1,652)	903	(759)	(105)
Add: Income tax expense	341	399	664	92
Add: Equity in loss/(income) of affiliates	133	(351)	(822)	(114)
Income from operations	2,241	2,197	3,315	459
Add: Share-based compensation	378	450	450	62
Add: Depreciation and amortization	201	208	209	29
Adjusted EBITDA	2,820	2,855	3,974	550
Adjusted EBITDA margin	31%	28%	33%	33%
Net income attributable to Trip.com Group Limited	3,375	1,297	4,312	597
Add: Share-based compensation	378	450	450	62
Add: (Gain)/loss from fair value changes of equity securities investments and exchangeable senior notes	(1,648)	989	(679)	(94)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(40)	(61)	(28)	(4)
Non-GAAP net income attributable to Trip.com Group Limited	2,065	2,675	4,055	561
Weighted average ordinary shares outstanding- Diluted-non GAAP	672,743,729	668,332,395	675,933,592	675,933,592
Non-GAAP Diluted income per share	3.07	4.00	6.00	0.83
Non-GAAP Diluted income per ADS	3.07	4.00	6.00	0.83

Note for all the condensed consolidated financial schedules presented:

Note 1: The translations of Renminbi (RMB) into U.S. dollars (USD) are based on the certified exchange rate of USD1.00=RMB7.2203 on March 29, 2024 published by the Federal Reserve Board.